

Mail Stop 4561

April 10, 2017

Roland Wu
Chief Financial Officer
NQ Mobile Inc.
No. 4 Building, 11 Heping Li East Street
Dongcheng District, Beijing 100013
The People's Republic of China

> **Re: NQ Mobile Inc.**
> **Form 20-F for Fiscal Year Ended December 31, 2015**
> **Filed April 6, 2016**
> **Form 6-K filed April 7, 2017**
> **File No. 001-35145**

Dear Mr. Wu:

We have reviewed your letter dated April 7, 2017 in connection with the above-referenced filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated April 3, 2017.

Form 20-F for the Year Ended December 31, 2015

Operating and Financial Review and Prospects

Critical Accounting Policies

Goodwill, page 79

1.   In your response to prior comment 2 you state that there would be an additional goodwill impairment loss for the Security and Others reporting unit upon consummation of the

disposal of Showself, assuming the fair value for the remaining portion of the reporting unit and other conditions remain unchanged from November 1, 2016. Please quantify for us, and disclose in your December 31, 2016 Form 20-F, the estimated amount of the additional goodwill impairment loss expected to be recognized. Also, explain the timing for recognizing the impairment and provide your basis for concluding that this additional impairment did not exist as of December 31, 2016.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 10. Goodwill, page F-53

2.   We note the fair value of the components within your Security and Others reporting unit provided in your response to prior comment 2. Please tell us the fair value for each component within this reporting unit as of your November 1, 2015 impairment test and describe the factors that contributed to any significant change in valuation for a particular component. Specifically, tell us the valuation methodology and significant assumptions used in arriving at the $416 million fair value estimate for the mobile security component. Also, please reconcile the current fair value estimate for this component to the fair value as of November 1, 2015, describing the changes in circumstances and assumptions that most significantly impacted the change in valuation.

3.   Tell us the carrying value for the Security and Others reporting unit as of your November 1, 2016 impairment test. Please reconcile such amount to the November 1, 2015 carrying value of $446 million as provided in your March 1, 2017 response letter and describe the factors that contributed to any significant increase.

4.   In your response to prior comment 2 you state that the mobile graphic search business was not successfully integrated into the Security and Others reporting unit and the acquired goodwill was fully impaired upon disposal. Please tell us whether there are any other businesses that are not fully integrated in this reporting unit. If there are, tell us the amount of goodwill attributed to the acquired businesses.

5.   In your response to prior comment 2, you provide the fair value estimate and amount of goodwill that could be allocated to Showself based on relative fair values as of November 1, 2016. Please tell us the carrying value of the Showself component used to arrive at the estimated gain/loss to be recognized upon sale of the business. Please refer to ASC 350-20-40-1 through 40-7.

Form 6-K filed April 7, 2017

Exhibit 99.1

Quantifying the Impact from the Divestment of FL Mobile and Showself

6.   We note that you quantify the revenues and net income attributable to FL Mobile and Showself. Please tell us, and in your December 31, 2016 Form 20-F separately quantify, the net income attributable to NQ Mobile and non-controlling interests.

        You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449 if you have questions regarding comments on the financial statements and related matters. If you require further assistance, do not hesitate to contact me at (202) 551-3499.

                                        Sincerely,

                                        /s/ Kathleen Collins

                                        Kathleen Collins
                                        Accounting Branch Chief
                                        Office of Information Technologies
                                        and Services

cc: Z. Julie Gao, Esq.
        Skadden, Arps, Slate, Meagher & Flom LLP